File: 82-34802

04045020

RECEIVED
2004 SEP 22 A 10: 43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION FILES INDEPENDENT TECHNICAL REPORT FOR THE NO. 12S B2 MINE AREA AND UPDATES PRODUCTION GUIDANCE

Calgary, Alberta (GCE-TSX), September 20, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Company") is pleased to announce that it has filed an independent technical report (the "Technical Report") prepared by Norwest Corporation quantifying the coal reserves and resources for the recently permitted No. 12S B2 surface mine area as mandated by National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"). Copies of the report may be obtained on www.sedar.com and Grande Cache's website at www.gccoal.com. As a result of commencing mining in this area in August 2004, the Company is also updating guidance on production tonnage for the period ending March 31, 2006.

Highlights of the Technical Report include:

- Total measured plus indicated resources of 12.4 million tonnes. The resources include the coal quantities estimated as reserves;
- Total recoverable coal reserves of 4.3 million tonnes;
- All identified reserves and resources are classified as surface mineable;
- A 3½ year mine plan based on 3.9 million tonnes of metallurgical coal sales generates a pre-tax undiscounted cash flow of approximately Cdn. $51 million;
- Further potential exists for production expansion.

Grande Cache has commenced mining at the No. 12S B2 surface mine area and continues to mobilize contract mining equipment to meet production targets. In addition, the Company remains on schedule to take delivery of underground mining equipment in late September and commence mining activity at the No. 7-4 underground mine area in October, 2004. As a result, the Company estimates that it will produce 600,000 tonnes of coal during its fiscal year ending March 31, 2005 and 1.9 million tonnes of coal during its fiscal year ending March 31, 2006, its first full year of mining operations.

"The addition of the No. 12S B2 mine area and strong market conditions has enabled us to increase our production guidance for the upcoming year" said Robert Stan, Grande Cache's President and Chief Executive Officer. "The Company remains focused on accelerating production from our mining operation. The demand for our coal products remains very high and we look forward to our first export shipment later this calendar year."

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals is developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

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For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092

This news release contains certain forward-looking statements. These statements are not guarantees of future performance and undue reliance should not be placed on them. Actual future results may differ materially. Grande Cache's 2004 Annual Information Form and other documents it files with the Canadian securities authorities describe the risks and uncertainties that could influence actual results, such as uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices and currency exchange rates; competition for skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; and the occurrence of unexpected events involved in coal mine development and production. The Company assumes no obligation to update these forward-looking statements to reflect subsequent changes and assumptions, the factors underlying them or actual events or experience.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.